UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .
Commission File Number 0-19598
infoUSA Inc. 401(K) Plan
(Full title of the plan)
infoGROUP Inc.
(Name of issuer of the securities held pursuant to the plan)
5711 South 86th Circle, Omaha, Nebraska 68127
(Address of the plan and address of issuer’s principal executive offices)

infoUSA INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

infoUSA INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Plan Trustees
infoUSA Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the infoUSA Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the infoUSA Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year), as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Omaha, Nebraska
August 29, 2008

infoUSA INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value:
Money market fund	$20,837	149,753
Mutual funds	74,951,961	69,659,950
Common collective trust	4,313,607	3,942,520
infoGROUP Inc. common stock	7,768,162	9,192,710
Common stock	101,742	60,776
Participant loans	1,307,544	1,252,866

Total investments	88,463,853	84,258,575

Receivables:
Employer contributions	80,373	91,588
Employee contributions	223,502	260,021
Other	4,000	—

Total receivables	307,875	351,609

Total assets	88,771,728	84,610,184

Liabilities:
Due to custodian for securities purchased	4,888	35,506
Accrued administrative expenses	44,971	38,843

Net assets available for benefits	$88,721,869	84,535,835

See accompanying notes to financial statements.

infoUSA INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,708,993
Net appreciation in fair value of investments	4,339,783

Total investment income	6,048,776

Contributions:
Participants	7,449,000
Employer stock contribution	2,748,159
Participant rollovers	1,011,762

Total contributions	11,208,921

Plan merger (note 6)	58,643

Total additions	17,316,340

Deductions from net assets attributed to:
Benefits paid to participants	12,804,815
Administrative fees	325,491

Total deductions	13,130,306

Net increase	4,186,034

Net assets available for benefits:
Beginning of year	84,535,835

End of year	$88,721,869

See accompanying notes to financial statements.

Notes to Financial Statements — December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the infoUSA Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering employees of infoGROUP Inc. (the Company) who have been employed by the Company for any consecutive 30-day period and have attained age 21. Effective June 1, 2008, the Company changed its name from infoUSA Inc. to infoGROUP Inc. This did not have any impact to the operations of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the secretary of the treasury. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in their account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For Company matching contributions made in Company common stock, participants may elect to transfer the value of the common stock to other investment options at any time.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 9.50% at December 31, 2007. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

(f)	Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested balance of the participant’s account, subject to mandatory federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

(g)	Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $14,277 and $69,079, respectively. Forfeitures are applied against future Company contributions, or for the payment of administrative expenses. During 2007, administrative expenses of $296,371 were paid from forfeited nonvested accounts.
(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements:
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices, if available. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The investment in the common collective trust is valued at net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. Participants’ loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statement of changes in net assets available for benefits.

(c)	Fully Benefit-Responsive Investment Contracts

Effective January 1, 2006, the Plan adopted the provisions of Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, with respect to fully benefit-responsive investment contracts held by the ABN AMRO Income Plus Fund Class A (the Fund), which is provided as a core investment option to the participants in the Plan.

The Fund is a collective investment fund (or common collective trust) that invests primarily in guaranteed investment contracts, money market instruments, and separate account structures. ABN AMRO attempts to maintain the stability of the value of each unit in the Fund at approximately one dollar per unit. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are to be included at fair value in the investments of the Plan and adjusted to contract value in the statements of net assets available for Plan benefits. As contract value approximates fair value for the units held by the Plan in the fund, there was no adjustment to net assets available for plan benefits at December 31, 2007 and 2006 as a result of adopting the FSP.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Administrative Expenses

The Plan is responsible for all administrative expenses; however, the Company may elect to pay administrative expenses directly or through forfeited nonvested accounts.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Concentrations of Investments

Included in the Plan’s net assets available for benefits at December 31, 2007 and 2006 are investments in infoGROUP Inc. common stock amounting to $7,768,162 and $9,192,710, respectively, whose value could be subject to change based on market conditions. At December 31, 2007 and August 25, 2008 the market value per share of infoGROUP Inc. common stock was $8.93 and $6.39, respectively. The decline in market value would have the impact of increasing net depreciation in fair value of investments by approximately $2.2 million since the Plan year ended December 31, 2007.
(3)	Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
infoGROUP Inc. common stock	$7,768,162	9,192,710
Gamco Growth Fund	15,766,154	13,715,225
Alliance Bernstein Growth & Income Fund	12,613,848	12,336,047
Vanguard 500 Index Fund	10,628,166	11,015,637
William Blair International Growth Fund	9,084,114	7,457,029
Dreyfus Emerging Markets Fund	7,822,876	5,914,390
PIMCO Total Return Fund	5,832,695	5,777,149
RS Smaller Company Growth Fund	5,500,351	5,893,807

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,339,783 as follows:

Mutual funds	$6,694,338
infoGROUP Inc. common stock	(2,351,344)
Common stock	(3,211)

$4,339,783

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 25, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Plan Merger

On May 4, 2007, the Company merged the net assets of the ClickAction, Inc. Savings Plan of $58,643 into the Plan.

(7)	Related-Party Transactions

First National Bank of Omaha is the custodian and record-keeper as defined by the Plan. Fees paid by the Plan for custodial and record-keeping services amounted to $138,816 for the year ended December 31, 2007.

Schedule
infoUSA INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
		Description of investment,
	(b)	including maturity date, number		(e)
	Identity of issue, borrower,	of shares or units, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, and par or maturity value	Cost	value
	William Blair International Growth Fund	Mutual fund	$ **	9,084,114
	Alliance Bernstein Growth & Income Fund	Mutual fund	**	12,613,848
	Cohen & Steers Realty Shares Fund	Mutual fund	**	15,334
	Dreyfus Emerging Markets Fund	Mutual fund	**	7,822,876
	Gamco Growth Fund	Mutual fund	**	15,766,154
	ING GNMA Income Fund	Mutual fund	**	203,540
	Loomis Sayles Bond Fund	Mutual fund	**	2,260,558
	Matthews Pacific Tiger Fund	Mutual fund	**	15,885
	T. Rowe Price High Yield Fund	Mutual fund	**	1,186,268
	PIMCO Total Return Fund	Mutual fund	**	5,832,695
	RS Smaller Company Growth Fund	Mutual fund	**	5,500,351
	Royce Total Return Fund	Mutual fund	**	3,284,501
	Vanguard 500 Index Fund	Mutual fund	**	10,628,166
	T. Rowe Price New Era Fund	Mutual fund	**	13,153
	Janus Growth & Income Fund	Mutual fund	**	12,396
	American Century International Bond Fund	Mutual fund	**	690,034
	Stratton Monthly Dividend REIT	Mutual fund	**	10,376
	Vanguard Energy Fund	Mutual fund	**	11,712
	Goldman Sachs	Money market fund	**	20,837
	ABN AMRO Income Plus Fund	Common collective trust	**	4,313,607
	Blackstone Group LP	Common stock, 500 shares	**	11,065
	Covidien LTD	Common stock, 150 shares	**	6,644
	CSX Corp	Common stock, 100 shares	**	4,398
	Frontline LTD	Common stock, 250 shares	**	12,000
	General Maritime Corp	Common stock, 500 shares	**	12,225
	Indymac Bancorp Inc.	Common stock, 500 shares	**	2,975
	Merck & Co. Inc.	Common stock, 100 shares	**	5,811
	Qwest Communications Intl	Common stock, 1,000 shares	**	7,010
	Ship Finance International Ltd.	Common stock, 500 shares	**	13,855
	Target Corp	Common stock, 200 shares	**	10,000
	Tyco Electronics LTD	Common stock, 150 shares	**	5,570
	Tyco International LTD	Common stock, 150 shares	**	5,948
	Wellcare Health Plans Inc.	Common stock, 100 shares	**	4,241
*	infoGROUP Inc.	Common stock, 869,895 shares	**	7,768,162
*	Participant Loans	Maturity dates range from 2007 to 2034 with rates from 5.0% to 9.5%	**	1,307,544

				$88,463,853

*	Represents party-in-interest.

**	Historical cost information is omitted as it is no longer required for participant-directed accounts.
See accompanying independent auditors’ report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

infoGROUP Inc.
Date: August 29, 2008	/s/ Stormy L. Dean

Stormy L. Dean, Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm filed herewith.